UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-66878

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mitchell Energy Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7515 Greenville Avenue, Suite 905
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Mitchell	469-916-7484	mmitchell@mitchellenergypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

12700 Park Central Drive, STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

09/29/2003	76
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Mitchell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mitchell Energy Advisors, LLC. _____, as of 12/31 _____, 2023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
Chief Financial Officer

Angela Green
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mitchell Energy Advisors, LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

TABLE OF CONTENTS





Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Members of
Mitchell Energy Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mitchell Energy Advisors, LLC, as of December 31, 2023, and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mitchell Energy Advisors, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mitchell Energy Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained on Schedule I has been subjected to audit procedures performed in conjunction with the audit of Mitchell Energy Advisors, LLC's financial statements. Schedule I is the responsibility of Mitchell Energy Advisors, LLC management.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, L.L.P.

We have served as Mitchell Energy Advisors, LLC's auditor since 2005.

Dallas, Texas
March 26, 2024

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Current assets:

Cash	$	25,827
Total current assets		25,827

Furniture, fixtures and equipment, at cost:

Furniture and fixtures	133,908
Equipment	72,464
Less accumulated depreciation	(206,372)
Total furniture, fixtures and equipment, net	-
Right of Use Asset	25,704
Total assets	$ 51,531

Liabilities and Member's Capital

Current liabilities:

Accounts payable	$	210
Lease liability		26,316
Total Liabilities		26,526

Commitments and contingencies (Note 2)

Member's capital	25,005
Total liabilities and member's capital	$ 51,531

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues		
Advisors and private placement	$	220,000
Total revenue		220,000
Costs and expenses:		
Travel and entertainment		54,350
Salaries and benefits		126,886
General and administrative		29,968
Legal and professional fees		28,484
Rent expense		47,081
Property tax expense		210
Total costs and expenses		286,979
Net operating loss		(66,979)
Net loss		(66,979)
Member's capital, beginning of year		21,884
Contributions from member		70,100
Member's capital, end of year	$	25,005

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES		
Net loss	$	(66,979)
Adjustments to reconcile net loss		
to net cash used in operations:		
Amortization of lease liability		(306)
Changes in Operating Assets and Liabilities		
Accounts payable		(3,398)
Net cash used in Operating Activities		(70,683)
FINANCING ACTIVITIES		
Contribution from member		70,100
Net cash provided by Financing Activities		70,100
Net cash decrease		(583)
Cash at beginning of year		26,410
Cash at end of year	$	25,827

The accompanying notes are an integral part of the financial statements.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Business and operations

Mitchell Energy Advisors, LLC (the Company) is a limited liability company organized in the State of Texas, on March 5, 2003 and is a wholly-owned subsidiary of Mitchell Energy Partners, LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the private placement of debt and equity securities, principally in the oil and gas industry, as well as providing advisory services for mergers and acquisitions and corporate finance.

Going Concern

For the year ended December 31, 2023, the Company incurred a net loss of $66,979 and had a net use of cash in operating activities of $70,683. The Company also had a negative working capital of $699 as of December 31, 2023. As a result of these negative indicators, management has determined that it raises a doubt about the Company's ability to continue as a going concern. Historically, the Company's member has provided capital contributions at amounts to offset such losses to allow the Company to continue as a going concern, and the member has indicated his willingness and desire to continue to do so for at least a period of time that will encompass the next year beyond the date of the issuance of the accompanying financial statements.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2023, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2023, the Company's cash was not in excess of federally insured limits.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is being provided using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years.

Operating lease

The Company follows the provisions of ASC Topic 842, Leases, in accounting for its operating lease agreements. ASC Topic 842 requires that operating lease agreements be recognized on the statement of financial position as Right-of-Use (ROU) assets and corresponding ROU lease liabilities.

Revenue recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Under this guidance, the Company recognizes revenue from sales when performance obligations under the terms of a contract with a customer are satisfied by analyzing exchanges with its customers using a five-step approach (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract(s); (3) determine the transaction price; (4) allocate the transaction price to the performance obligation(s) in the contract(s); and (5) recognize the revenue when (or as) the Company satisfies a performance obligation.. Such revenue is recorded at the amount of consideration expected to be received in exchange for the transfer of goods and services to its customers. Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Generally, revenue related to investment banking services, or transactional services is recognized at a point in time as the performance obligations related to such services are met.

The Company also earns fees and commissions in connection with the advisory services it provides and recognizes revenue monthly as these activities are performed over a period of time. The Company's contracts typically do not have multiple performance obligations or variable considerations.

The Company incurs expenses which are reimbursed by the client and such reimbursements are included in revenue when incurred and as the associated revenue is earned from the client. The related expenses are recorded under travel and entertainment within costs and expenses int the accompanying statement of operations and member's capital.

Client concentrations

For the year ended December 31, 2023, the Company's revenue was represented by four clients at 52%, 27%, 14%, and 7%.

Fair value of financial instruments

In accordance with the reporting requirements of the FASB ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2023, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities during the year ended December 31, 2023. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

MITCHELL ENERGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:
1) Quoted prices for similar assets or liabilities in active markets
2) Quoted prices for identical or similar assets or liabilities in inactive markets
3) Inputs other than quoted prices that are observable for the asset or liability
4) Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Recent accounting pronouncements

During the year ended December 31, 2023 and through March 26, 2024, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2023, up until the issuance of the financial statements, which occurred on March 26, 2024 and noted no items requiring an adjustment to or disclosure in the accompanying financial statements and notes to financial statements.

2.   COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company leases its office space under the terms of an operating lease, which expires on August 31, 2024. For the year ended December 31, 2023, rent expense totaled $47,081 and included maintenance, and other costs as required by the Company's lease agreement. The Company utilized a discount rate of 2.41% on the lease. The lease payments are recorded on a straight-line basis.

The undiscounted future minimum lease payments under non-cancelable operating leases for the remaining term of the lease following December 31, 2023 are as follows:

Year ending December 31,	Amount
2024	26,316
Total	$ 26,316

In preparing the accompanying financial statements, the Company's management has reviewed its contractual obligations, as they relate to the Company's continued operations, and is not aware of any commitment, contingency or guarantee nor any claim to which the Company is subject to that could result in a material loss or future obligation to the Company.

3.   INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Parent's income tax return and are taxed based on the Parent's income tax rate. Similarly, the financial statements do not include a provision for Texas franchise taxes because they are included in the Parent's Texas franchise tax return.

4.   RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2023, there were related party transactions of $70,100 capital contribution from the Company's Parent.

5.   NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company was in compliance with $822 of aggregate indebtedness and net capital of $25,005.

6.   **RULE 15c3-3 EXEMPTION:**

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SUPPLEMENTAL INFORMATION

MITCHELL ENERGY ADVISORS, LLC
SCHEDULE I
DECEMBER 31, 2023

Net capital requirement, the greater of:			$	5,000
1/15% of aggregate indebtedness	$	55		
Minimum dollar requirement		5,000		
Net capital				25,005
Excess net capital			$	20,005
Ratio of aggregate indebtedness to net capital				3.29%
120% of required net capital				6,000
Net capital in excess of 120% of required net capital			$	19,005
Total assets			$	51,531
Less: total liabilities				26,526
Less: lease liability reduction for aggregate indebtedness				25,704
Aggregate indebtedness				822
Net worth				25,005
Deductions from and/or charges to net worth				
Total non-allowable assets	$	-		
Other deductions or charges		-		
Excess Fidelity Bond Deductible		-		
Total deductions from net worth				-
Net capital before haircuts on securities positions				25,005
Haircuts on certificates of deposit and				
commercial paper		-		
Other securities		-		
Other positions		-		
Total haircuts of securities				-
Net capital			$	25,005

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2023.



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Members of
Mitchell Energy Advisors, LLC

We have reviewed management's statements, included in the accompanying Mitchell Energy Advisors, LLC Exemption Report, in which (1) Mitchell Energy Advisors, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3 and (2) Mitchell Energy Advisors, LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Mitchell Energy Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mitchell Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner. Stone & Company. L.L.P.

Dallas, Texas
March 26, 2024

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



Mitchell Energy Advisors, LLC.

7515 Greenville Avenue, Suite 905 / Dallas, TX 75231

469-916-7484

Mitchell Energy Advisors, LLC. Assertions

Mitchell Energy Advisors, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mitchell Energy Advisors, LLC.

I, Mike Mitchell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



_____

Mike Mitchell, Chief Financial Officer

January 24, 2024